A19
8-17-2004

SECURIT    04013049   .MISSION

Washington, D.C. 20549

cm 8/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-   51212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/03 _____ AND ENDING _____ 12/31/03 _____

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Spectrum Advisors Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5956 Sherry Lane, Suite 900

(No. and Street)

Dallas   TX   75225

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates LLP

(Name – if individual, state last, first, middle name)

14755 Preston Road, Suite 320	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 2 0 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Feb 17, 2004

Oath or Affirmation

We, Thomas O. Whitener, Jr. and Sidney L. Tassin, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Energy Spectrum Advisors Inc (the "Company") as of December 31, 2003, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Thomas O. Whitener, Jr.
Thomas O. Whitener, Jr.
Chairman, President and Managing Director

Sidney L. Tassin
Sidney L. Tassin
Vice-President, Secretary and Director

Subscribed and sworn to before me
this 17 day of February 2004.

Jennifer Fleenor
Notary Public

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2003 AND 2002



HEIN + ASSOCIATES LLP

Certified Public Accountants and Consultants

Dallas • Houston • Denver • Southern California • Phoenix

INDEPENDENT AUDITOR'S REPORT

January 15, 2004

The Shareholder
Energy Spectrum Advisors Inc

We have audited the accompanying statement of financial condition of Energy Spectrum Advisors Inc (a Texas Corporation) (the "Company") as of December 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the "Act"). These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audit. The accompanying financial statements of Energy Spectrum Advisors Inc as of December 31, 2002 were audited by other auditors whose report thereon dated February 26, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Certified Public Accountants



A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone **972-458-2296**
Fax 972-788-4943
www.heincpa.com

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

| | DECEMBER 31, | | |
	2003		2002
CASH	$	32,902	$ 890,856
ACCOUNTS RECEIVABLE		7,337	21,560
PREPAID AND OTHER		12,000	-
DUE FROM AFFILIATE		7,457	7,457
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $73,650 and $72,410, respectively		1,244	2,484
Total assets	$	60,940	$ 922,357

LIABILITIES AND STOCKHOLDER'S EQUITY

CONSULTING FEES PAYABLE TO PARENT	$	-	$ 866,688
DEFERRED TAX LIABILITY		790	-
STOCKHOLDER'S EQUITY:			
Common stock		350	350
Additional paid-in capital		184,975	184,975
Accumulated deficit		(125,175)	(129,656)
Total stockholder's equity		60,150	55,669
Total liabilities and stockholder's equity	$	60,940	$ 922,357

See accompanying notes to these financial statements.

2

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003 AND 2002

	December 31,	
	2003	2002
INCOME:		
Transaction fees	$ 1,100,000	$ 1,835,445
Advisory fees	1,624,625	440,833
Interest income	3,859	1,922
Total income	2,728,484	2,278,200
EXPENSES:		
Consulting fees paid to parent	2,667,148	2,266,788
Business development and operating costs	54,825	28,359
Depreciation and amortization	1,240	1,100
Total expenses	2,723,213	2,296,247
Net income (loss) before income taxes	5,271	(18,047)
INCOME TAXES	790	-
Net income (loss)	$ 4,481	$ (18,047)

See accompanying notes to these financial statements.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE, January 1, 2002	$ 350	$ 184,975	$ (111,609)	$ 73,716
Net loss	-	-	(18,047)	(18,047)
BALANCE, December 31, 2002	350	184,975	(129,656)	55,669
Net income	-	-	4,481	4,481
BALANCE, December 31, 2003	$ 350	$ 184,975	$ (125,175)	$ 60,150

See accompanying notes to these financial statements.

4

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

STATEMENTS OF CASH FLOWS

| | YEARS ENDED DECEMBER 31, | |
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 4,481	$ (18,047)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,240	1,100
Deferred income taxes	790	-
(Increase) decrease in accounts receivable	14,223	(19,182)
Decrease (increase) in prepaids and other	(12,000)	20,700
Increase (decrease) in accrued liabilities	(866,688)	866,688
Net cash provided by (used in) operating activities	(862,435)	851,259
Net change in cash	(857,954)	851,259
CASH, beginning of year	890,856	39,597
CASH, end of year	$ 32,902	$ 890,856
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ -	$ -

See accompanying notes to these financial statements.

5

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

NOTES TO FINANCIAL STATEMENTS

1. ### ORGANIZATION

   Energy Spectrum Advisors Inc (the "Company") was organized as a Texas corporation on October 7, 1997. The Company is a wholly owned subsidiary of Energy Spectrum Securities Corporation ("ESSC") and was formed to provide investment banking and financial advisory services primarily to operating entities and sophisticated institutional investors in the oil and gas industry.

   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers.

2. ### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation
   The financial statements are presented on the accrual basis of accounting and present the results of operations of the Company for the years ended December 31, 2003 and 2002.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash
   Cash represents money market funds held by the Company for general operating purposes.

   Accounts Receivable
   Accounts receivable represents amounts due from clients for expenses incurred in connection with advisory services. Reimbursable expenses are dictated as to types of expenses and maximum reimbursements allowed by signed engagement contracts for each client. Management reviews receivables periodically and reduces the carrying amount by an allowance that reflects management's best estimate of the amount that may not be collectible.

   Prepaid and Other
   Prepaid and other consists of expenses that are prepaid and will be charged to expense as the benefit is realized.

   Due from Affiliate
   Due from affiliate represents a deposit for a portion of a lease for office space for which the Company and affiliate occupy. The affiliate is named as the lessor on the lease agreement, and the amount is collectible upon the expiration of the lease or reimbursement by the affiliate.

   Property and Equipment
   Property and equipment consists of computer equipment and furniture and fixtures used at the Company's headquarters. The Company calculates depreciation on property and equipment using a method that approximates the straight-line method.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

NOTES TO FINANCIAL STATEMENTS

The major classifications of property at December 31, 2003 and 2002 are as follows:

	2003	2002
Computer equipment	$ 51,469	$ 51,469
Furniture and fixtures	23,425	23,425
Accumulated depreciation	(73,650)	(72,410)
Total property and equipment, net	$ 1,244	$ 2,484

Accrued Liabilities
Accrued liabilities represent consulting fees payable to parent, which were incurred in the normal course of business.

Net Capital
The Company's net capital as of December 31, 2003 and 2002 was $31,524 and $24,168, respectively, computed in accordance with SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers* (the "Rule"). The Company's required net capital pursuant to the Rule is $5,000.

Transaction Fees
The Company earns transaction fees from its clients in accordance with engagement contracts equal to specified percentages of debt and/or securities offerings. These fees are recognized when earned according to the terms of such engagement contracts. The Company generally earns its fees when the respective transaction closes.

Advisory Fees
The Company earns fees for services rendered in connection with providing financial advisory services to clients that are considering potential mergers, acquisitions, divestitures, financial recapitalizations, and financial restructuring opportunities. Advisory fees are recognized when earned for services rendered.

Consulting Fees Paid to Parent
In the course of providing services to its clients, the Company periodically pays consulting fees to its parent.

Effective January 1, 2000, ESSC began paying 90% to 95% or more of routine operating expenses previously incurred and paid by the Company. In return for ESSC incurring such expenses and providing professional assistance to the Company, the Company began paying consulting fees to ESSC out of the Company's revenues, when and if collected, provided that immediately following such payments, the Company's net capital level will continue to be in compliance with the Rule.

Income Taxes
The Company is included in the consolidated federal income tax return of ESSC. Pursuant to an informal tax-sharing agreement, the federal income tax provision is determined on the basis of pretax accounting income of the Company computed as if the company filed a separate federal income tax return. Any current or deferred taxes payable or refundable is recognized as of the date of the financial statements

utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2003 and 2002, the Company had a deferred tax asset for net operating loss carryforwards, which was fully reserved due to uncertainty regarding the Company's ability to generate future taxable income.

The reconciliation between income taxes at the computed statutory income tax rate of 15% for the years ended 2003 and 2002, respectively, to the Company's provision for income taxes is as follows:

	2003	2002
Income tax computed at the federal statutory rate	$ 790	$ (2,707)
Reconciling items	-	-
Valuation allowance	-	(2,707)
Benefit for income taxes	$ 790	$ -

3. CUSTOMER PROTECTION – RESERVES AND CUSTODY SECURITIES

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of such rule. Rule 15c3-3 provides for the maintenance by broker-dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customers' securities.

The Company carries no customer-regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

4. RELATED-PARTY TRANSACTIONS

During 2003, the Company provided transaction and advisory services to companies for which an affiliate had an investment. The Company recorded revenue of $235,000 in 2003 as a result of these transactions.

ENERGY SPECTRUM ADVISORS INC
(A Texas Corporation)

Supplemental Schedule of Computation
of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1
under the Securities and Exchange Act of 1934

DECEMBER 31, 2003

CRD #45880

TOTAL STOCKHOLDER'S EQUITY (from statement of financial condition)	$	60,150
Less nonallowable assets:		
Accounts receivable and due from affiliate		14,794
Property and equipment, net		1,244
Prepaid expenses and deposits		12,000
Tentative net capital		32,112
Less haircuts		(588)
Total net capital as defined by Rule 15c3-1		31,524
Minimum net capital required under Rule 15c3-1		5,000
Net capital in excess of minimum requirement (1)	$	26,524

(1) There are no material differences between the above computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2003; therefore, no reconciliation between the two computations is necessary

See accompanying independent auditor's report.



**Report of Independent Public Accountants on
Internal Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission**

January 15, 2004

The Shareholder
Energy Spectrum Advisors Inc

In planning and performing our audit of the financial statements and supplemental schedule of Energy Spectrum Advisors Inc (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

mri

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone **972-458-2296**
Fax 972-788-4943

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of stockholder, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Act and should not be used for any other purpose.

Hein & Associates LLP

Certified Public Accountants